盛德律師事務所

SIDLEY AUSTIN BROWN & WOOD

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(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

[redacted]

05012904

Our Ref: 22277-00002

November 24, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release and an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

dlw 11/30

82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

/www.cosl.com.cn/Press Room/Pres:



COSL signs new drilling contracts in Myanmar and Australia

(23 November, 2005 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; Stock cod 2883HK.) is pleased to announce that it has secured two drilling contracts respectively at Myanmar and Australia regions. Parties entered into the contracts with COSL are Daewoo International Corporation and Woodside Energy Ltd. The Company's semi-submersibles NH II and NH VI won the biddings and will commence their drilling services respectively in the respective seas.

COSL's NH II drilling vessel will be towed to a specific drilling location of Daewoo International Corporatio in Myanmar. The contract period lasts 60 days and operational water depth is about 150 metres. The total contract amount is approximately US$6 million. The service contract with Woodside Energy Ltd of Australi will commence in around April next year. By that time, COSL's NH VI will be towed to serve in the relevant sea areas in Australia. The contract is one-year long and the contract amount is approximately US$40 million, has a service term of 1 year. Upon expiry, the contract may be renewed for 1 year subject to mutu agreement of both parties.

Mr. Yuan Guangyu, CEO and President of COSL, stated, "Amidst the saturated market condition for domestic oilfield services industry, we are delighted to achieve another breakthrough in overseas markets. International expansion strategy has always been one of the four strategies embraced by the Company upon listing. We are pleased to witness the securing of new contracts for drilling, well services and geophysical services in overseas markets, such as Indonesia, North America, the Middle East, Philippines and Vietnam. As our market share continued to increase, the Company is gaining higher degree of client recognition. Looking forward, COSL will continue to consolidate its leading position in China offshore oilfiel services industry and more confident of tapping into overseas markets to attain more impressive results."

\- End–

CLOUS

82-34696

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Announcement

China Oilfield Services Limited ("COSL") announces that it has secured two drilling contracts respectively at Myanmar and Australia regions. Parties entered into the contracts with COSL are Daewoo International Corporation and Woodside Energy Ltd, respectively, and COSL's semi-submersibles NHII and NHVI won the biddings and will commence their drilling services respectively in the respective seas.

COSL's NHII drilling vessel will be towed to a specific location of Daewoo International Corporation in Myanmar. The contract period lasts 60 days and the operational water depth is about 150 metres. The contract amount is approximately US$6 million. The service contract with Woodside Energy Ltd of Australia will be executed in April next year. By that time COSL's NHVI will be towed to serve in the relevant sea area in Australia. The contract, amounting to approximately US$40 million, has a service term of 1 year. Upon expiry, the contract may be renewed for 1 year subject to mutual agreement of both parties.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 23 November 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.